

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2014

<u>Via E-mail</u>
Corrine L. Scarpello
Chief Financial Officer
Supertel Hospitality, Inc.
1800 West Pasewalk Avenue, Suite 200
Norfolk, NE 68701

       Re: Supertel Hospitality, Inc.
       Preliminary Proxy Statement on Schedule 14A
       Filed April 14, 2014
       File No. 001-34087

Dear Ms. Scarpello:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Tom Kluck

                        Tom Kluck
                        Legal Branch Chief

cc: Guy Lawson, Esq. (Via E-mail)